June 23, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (604) 628-4628

Mr. Hans Boge
President
Klondike Star Mineral Corporation
1031 Ten Mile Road
Whitehorse, YK
Canada  1YA 7A2

      Re:	Klondike Star Mineral Corporation
      Form 10-KSB for the year ended February 28, 2005
      Filed June 15, 2005
      File No. 000-30965

Dear Mr. Boge:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended February 28, 2005

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm

1. Please have your auditors revise their report to make reference to each period for which audited financial statements are required.
Refer to Rule 2-02 of Regulation S-X.

Note 7, Stock-Based Compensation and Stock Options

2. Please advise us of, and revise your disclosure in future filings to clarify, the terms of your stock options granted during the year ended February 28, 2005. For instance, we note inconsistencies in your disclosure here and under Item 5 and Item 10 with respect to the exercise price of stock options granted during the year. In your response please tell us the following for each grant date, (1) grant date, (2) number of options or shares granted, (3) exercise price,
(4) vesting period, (5) fair value of your common stock on the date of grant, and (6) estimated fair value of your options.

3. We note that you assumed an expected volatility between 12% and 20.2% when estimating the fair value of stock options using a Black-
Scholes option-pricing model. Estimated expected long-term future volatility generally begins with calculating historical volatility for a similar long-term period and then considering the effects of ways in which the future is reasonably expected to differ from the past. Due to your lack of history trading in a public market and significant volatility in the OTC Bulletin Board, please tell us your basis for estimating your volatility in that range. Refer to paragraphs 284 - 285 of SFAS 123.

Item 13. Exhibits

4. Please revise your certification filed as Exhibit 31 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-
B. Likewise, please revise Item 8A to state whether you evaluated the effectiveness of disclosure controls and procedures as of the end of the period as required by Item 307 of Regulation S-B.


*  *  *  *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Hans Boge
Klondike Star Mineral Corporation
June 23, 2005
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